As filed with the Securities and Exchange Commission on November 25, 2019

Registration No. 333-217578

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 7

TO

FORM S-11

FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933

OF CERTAIN REAL ESTATE COMPANIES

PROCACCIANTI HOTEL REIT, INC.

(Exact Name of Registrant as Specified in Its Governing Instruments)

1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Address, Including Zip Code and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James A. Procaccianti
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
(401) 946-4600

(Name, Address, Including Zip Code and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Ron M. Hadar
Procaccianti Hotel REIT, Inc.
1140 Reservoir Avenue
Cranston, Rhode Island 02920-6320
Tel: (401) 946-4600
Fax: (401) 943-6320

Heath D. Linsky Mary Katherine Rawls Morrison & Foerster LLP 3500 Lenox Road, Suite 1500 Atlanta, Georgia 30326 (404) 490-4444	Rosemarie A. Thurston Aaron C. Hendricson Alston & Bird LLP 1201 West Peachtree Street Atlanta, Georgia 30309 (404) 881-7000

Approximate date of commencement of proposed sale to the public: As soon as practicable following effectiveness of this Registration Statement.

If any of the Securities registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒ Registration No. 333-217578

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of a “large accelerated filer,” “accelerated filer” and “smaller reporting company,” and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
Smaller reporting company	☒	Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

This Registration Statement shall become effective upon filing with the Securities and Exchange Commission in accordance with Rule 462(d) under the Securities Act of 1933, as amended.

EXPLANATORY NOTE

This Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 (Registration No. 333-217578) is filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended, solely to file exhibits that were not previously filed with respect to such Registration Statement. No changes have been made to Part I or Part II of the Registration Statement other than Item 36(b) of Part II as set forth below.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 36. Financial Statements and Exhibits.

(b)	Exhibits

The following exhibits are filed as part of this Registration Statement:

Exhibit No.	Description
10.1	Second Amendment to Amended and Restated Advisory Agreement, dated November 22, 2019, by and among Procaccianti Hotel REIT, Inc., Procaccianti Hotel Advisors, LLC and Procaccianti Hotel REIT, L.P. (attached as exhibit 10.1 to the Registrant’s Current Report on Form 8-K (File No. 333-217578) filed on November 22, 2019 and incorporated herein by reference).

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-11 and has duly caused this Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Cranston, state of Rhode Island, on 25th day of November, 2019.

PROCACCIANTI HOTEL REIT, INC.

By:	/s/ James A. Procaccianti
James A. Procaccianti Chief Executive Officer and President

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 7 to the Registration Statement on Form S-11 has been signed by the following persons in the capacities and on the dates indicated.

	Name	Title	Date

	/s/ James A. Procaccianti	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	November 25, 2019
James A. Procaccianti

	/s/ Gregory Vickowski	Chief Financial Officer, Treasurer and Director (Principal Accounting Officer and Principal Financial Officer)	November 25, 2019
Gregory Vickowski

	/s/ *	Independent Director	November 25, 2019
Lawrence Aubin

	/s/ *	Independent Director	November 25, 2019
Thomas R. Engel

	/s/ *	Independent Director	November 25, 2019
Ronald S. Ohsberg

*By:	/s/ James A. Procaccianti
James A. Procaccianti
Attorney-in-fact